May 8, 2018

VIA ELECTRONIC MAIL AND EDGAR

Re:	European Investment Bank
Registration Statement under Schedule B
Filed March 21, 2018
File No. 333-223825

Form 18-K for Fiscal Year Ended December 31, 2016, as amended
Filed April 27, 2017, as amended May 24, 2017, June 12, 2017, August 3, 2017,
October 18, 2017, December 8, 2017, January 17, 2018, and February 13, 2018
File No. 001-05001

Dear Ms. Quarles,

On behalf of the European Investment Bank (the “EIB”), we refer to our response letter filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2018 and subsequent discussions and set forth below a supplementary response to address comment three in your comment letter, dated April 17, 2018, relating to the registration statement of the EIB under Schedule B (File No. 333-223825) (the “Registration Statement”) filed with the Commission on March 21, 2018.

The numbered paragraph below sets forth the comment made by the Staff of the Commission (the “Staff”) together with the EIB’s supplemental response.

3.            Please expand the discussion of the EIB’s risk governance to describe any significant efforts within the past three years to improve fraud detection in connection with lending activities.

The EIB can confirm that all relevant procedures were followed with regard to its loans to Volkswagen AG.  While the EIB regularly reviews and updates its procedures, no material changes to the EIB’s governance and risk management systems have been deemed necessary as a result of the loans to Volkswagen AG.

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If you have any questions relating to the foregoing, please feel free to contact me at +44 20 7453 1020.

Sincerely,

/s/ Philip J. Boeckman
Philip J. Boeckman

Ms. Ellie Quarles
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Ms. Nicola Barr
Mr. Richard Schnopfhagen
Mr. Sandeep Dhawan
Ms. Alessia Proto
European Investment Bank
100, boulevard Konrad Adenauer
L-2950 Luxembourg
Grand Duchy of Luxembourg